

Mail Stop 3561

March 29, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China Baicaotang Medicine Ltd.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **RE: China Baicaotang Medicine Ltd.**
> **Registration Statement on Form S-1**
> **File No. 333-165161**
> **Filed March 3, 2010**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed March 3, 2010

General

1.   Significant portions of your discussion focus on China and the Chinese economy generally. However, we note that your entire business, and particularly sales, are generated in a single province. It was unclear how the economic, demographic, and growth profile of your province compares to the coastal regions which appear to be driving the Chinese economy. Please revise to address.

Registration Statement Fee Table

2.   While we note that the company began quotation on the Bulletin Board on March 4 under the symbol CNBI, it appears that the company was quoted on the Bulletin Board under the predecessor symbol PDNK before this date. Please explain why you were unable to calculate the fee table based upon Rule 457(c) of Regulation C.

Prospectus Cover Page

3.   Please revise here and elsewhere to indicate that the selling shareholders may be deemed underwriters.

4.   We note the statement that you will receive funds from the warrants "if and when those warrants are exercised on a cash exercise basis." Clearly state here and elsewhere in the prospectus, where appropriate, that there is no guarantee that any of the warrants will be exercised. In addition, to the extent the warrants may be exercised on a cashless basis, provide clear disclosure here and elsewhere, and clearly indicate the impact this would have on the company's receipt of funds from the warrants.

Prospectus Summary

5.   Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. In particular, your corporate structure and history is difficult to follow, substantially repeated in your Business section, and too detailed for the Summary. Please revise to briefly summarize the key points and terms of your share exchange agreement and related transactions – including the private placement – and locate the more detailed disclosure later in the document.

6.   Please clarify the reference to medical-related products on page 1.

7.   Please revise to indicate the approximate percentage of revenues attributable to each business segment for the most recent fiscal year.

<u>Risk Factors, page 6</u>

8.   Several of your risk factors appear generic and should be tailored to be specific the company or offering or removed. A risk factor is generic if it is endemic to all companies or offerings. Examples include, "We may be unable to compete successfully again [sic] new and existing competitors," "We may be unable to manage or growth effectively," "We may be unsuccessful in attracting or retaining key sales, marketing and other personnel," "our operating results may fluctuate as a result of factors beyond our control," and "If we cannot succeed in implementing our growth strategy, our growth, financial condition, results of operations and cash flow many be adversely [sic]." Please revise the entirety of your Risk Factor section as appropriate.

9.   Please revise your page eight risk factor "The retail prices of some of our products are subject to control …" to indicate the percentage of your sales subject to price controls.

10.   Please revise your page 10 risk factor "We may be adversely affected by … changes in Chinese regulation of drug stores …" to more fully explain the various impacts in greater detail. Also, revise to add a separate risk factor addressing your contractual arrangements with BCT Retail, the potential that the government might invalidate such arrangement and the potential impact. In this regard we note a statement on page three that the 51% of BCT Retail you do not own is owned by Property Management, an affiliate. Please revise here and elsewhere – including in the related parties' discussion – to address the nature of the affiliation and how such relationship impacts the contractual arrangements and likelihood that they will be challenged.

11.   We note your statement on page 12 that you received an opinion from PRC legal counsel supporting your belief that regulatory approval of your merger was not required. Please consider filing the consent of Broad & Bright Law Firm pursuant to Rule 437 of Regulation C or advise why such consent is not required.

12.   Please clarify the reference to "the net proceeds of this offering" on page 13. We also note the reference to proceeds from this offering on page 12.

13.   Please clarify the reference to "precision steel products" on page 16.

14.   We note your page 17 discussion of the "New EIT Law" which appears to provide for a 10% tax on capital gains. Please revise to address this, and any other material tax consequences associated with owning your shares, in a separate tax section.

Determination of Offering Price, page 20

15.   It is unclear how the disclosure in this section indicating that the offering price was based upon a recent private placement is consistent with the cover page, which indicates that the selling shareholders will sell at market prices. Please advise or revise.

Selling Security Holders, page 21

16.   The disclosure in this section does not appear to have been complete when filed. For example we note footnotes 62, 106, 107, 111, 114, 121, 127, and 138, contain placeholders instead of naming the control persons. Please revise to provide completed disclosure. In addition, we note that certain beneficial owners are listed in the table twice, such as Steven Benkovsky and Warren Boyer and certain beneficial owners may be related, such as Edward Aguilar and Marco Aguilar. Please revise to reflect each beneficial owner once and clearly disclose any relationship between beneficial owners.

17.   Please disclose in this section that May David Partners LLC and American Capital Partners are broker-dealers. In addition, we note that Charles Vista LLC received placement agent warrants. Please clarify whether Charles Vista LLC is a broker-dealer or an affiliate of a broker-dealer. For those selling shareholders that are affiliates of broker-dealers, please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. For those selling shareholders that are broker-dealer, please disclose whether the broker-dealer received such securities for underwriting activities.

Description of Securities, page 37

18.   The statement that "[a]ll shares of common stock now outstanding are fully paid for … and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable" is a legal conclusion that the company is not qualified to make. Please attribute such statement to counsel and file the consent or remove.

Warrants, page 37

19.   Pursuant to Section F of Exhibit 10.4 to your Form 8-K filed December 31, 2009, we note that you issued warrants (i.e. Investor Warrants) that have an exercise price that may be adjusted based on future issuances of shares at a price less than $2.54 per share. Tell us how you plan to account for these warrants, with

appropriate references to authoritative accounting literature supporting your position. In your response, tell us how you considered the provisions of FASB ASC 815-40-15.

20. In connection with the comment above, tell us how you plan to account for the Make Good Escrow arrangement entered into in conjunction with your private placement as described in Section 4.6 of the Subscription Agreement filed as Exhibit 10.1. In your response, ensure to provide specific references to the authoritative accounting literature supporting your position.

Business, page 39

21. It appears that the company has three distinct business segments which the company begins by discussing separately but then later in the discussion moves away from discussing each segment separately. See Item 101(c)(1) of Regulation S-K. Please substantially revise and reorganize to address the requirements of Item 101 of Regulation S-K on a segment basis. Clearly disclose the amount or percent of revenues attributable to each segment. See Item 101(c)(2) of Regulation S-K.

22. We note your statement on page six that your "business strategy is based on the assumption that [you] will acquire additional retail and wholesale distribution channels in the future …" Please revise your Management's Discussion and Analysis and Business sections to address this strategy and how you will implement and finance it.

23. We note that BCT Retail's GSP certificate expired on February 17, 2010. Please address whether and when it was renewed.

24. Please provide the basis for your belief that you "operate one of the largest regional wholesale networks in Guanxi Province" and that you operate "the largest regional retail network in Guangxi province."

25. Please advise us how you calculated the various production capacities for Hefeng Pharmaceutical. Also, with respect to Hefeng's GMP certificate, address the process for renewing such certification.

26. We note that you distribute products for other manufacturers. Please clarify the standard terms which govern such wholesale arrangements and clarify what percentage of your revenue results from the distribution of third party products. File any material agreements as exhibits.

27. Please revise the text under "Increasing coverage of social medical insurance in China," "Increasing access to healthcare in rural areas," and "PRC Healthcare

Reform Plan" to address the impact on your business in clear, direct, language. Also, please revise the discussion under Intellectual Property. This disclosure is lengthy and contains information whose relevance to the company and offering is not clear. Also, clarify any patents related to your pharmaceutical manufacturing facility.

28.   Please revise to provide a detailed discussion of how your retail segment obtains reimbursement under the National Medical Insurance Program ("National Program"). Specifically, describe each tier of the national and provincial medical insurance catalogs and how they impact reimbursement. Clarify if the 16 medi-care qualified stores, as disclosed on page 39, are the only stores that accept payment from the National Program. If not, compare and contrast the medi-care qualified stores with the other stores in the segment.

29.   We note the page 44 reference to the Beijing Duhuida Consulting Research Report and the page 45 reference to Beijing DHD's research report. Please provide citations to these reports and any other reports referenced in the prospectus. In addition, please clarify the page 46 reference to "Status Quo of Drug Supervision in China."

30.   We note the page 44 footnote indicating that "Shelly will provide updated information." Please update such information.

31.   It is unclear what products, if any, you have in your pipeline and what your research and development programs – including spending – look like. Please disclose. In addition, please provide the disclosure required by Item 101(c)(xi) of Regulation S-K regarding research and development.

32.   Revise to clarify your plans for "[b]uilding up a modernized logistics center in 2010 …" on page 48. Also, revise to address the costs of these plans, when they will be incurred, and when the project will be complete.

33.   Please revise your disclosure on page 49 to describe your joint research institute, including funding requirements and the benefits you receive from such relationship.

34.   Please provide the complete disclosure required by Item 101(c)(x) of Regulation S-K regarding competition.

35.   Please provide the number of employees employed by the company, as required by Item 101(c)(xiii) of Regulation S-K. Currently you have disclosed the number of full time employees.

Corporate Structure and History, page 55

36.   Please revise to indicate whether Ingenious had any assets or operations prior to the acquisition of Liuzhou BCT. Also, please clarify who owned Ingenious. Currently your disclosure is inconsistent and reflects Ms. Zhu and Ms. Zhang as being the majority shareholder.

37.   Please clarify whether Ingenious owned 100% of Forever Well and disclose the material purchase terms of Forever Well's acquisition of Liozhou BCT. In addition, please file the reorganization agreements as exhibits.

38.   Please revise to state the goal of this plan at the outset in clear language.

39.   Please revise to fully discuss the material terms of the contractual arrangements with Property Management as it relates to BCT Retail. Please revise to indicate how these arrangements "provide you with the ability to effectively control BCT Retail" including how you obtained the right to control its operations, the right to its income, and the right to benefit from changes in its value. Finally please clarify how long these agreements last for and clarify whether these rights would exist in the event that Property Management repaid its loans.

40.   Please provide more detailed disclosure about the material terms of each of the contractual agreements entered into with Property Management. For instance, the Share Repurchase Agreement should discuss its duration and the repurchase price.

Market Price of and Dividends on Common Equity and Other Shareholder Matters, page 58

41.   Please revise to provide the information requested by Item 201(a)(1) of Regulation S-K.

Selected Financial Data, page 59

42.   Please revise to provide selected financial data for the last five fiscal years as required by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60
General

43.   The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations

and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.   Please revise as appropriate.

44.   Please revise your disclosures to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, etc.). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

45.   Considering the comment above as it relates to revenue recognition, please ensure your disclosure regarding this critical accounting estimate discusses the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). You should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (i.e. product expiration), and expected introductions of new products and/or generics that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

46.   Please revise to include the following disclosures regarding your retail segment:

        a. State if your billing system generates contractual adjustments based on fee schedules for the prescription holder's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
        b. Disclose your policy for collecting co-payments.

c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. self-pay, commercial insurance plans, National Program, etc). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d. If you have amounts that are pending approval from third party payors (i.e. National Program), please disclose the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

47. We note you mention an acquisition in your comparison of 2008 and 2007 results. Revise to briefly address the nature and scope of the acquired businesses and the impact each had out your financial results. In addition, explain why disclosure is not required pursuant to Item 101(a)(1) of Regulation S-K.

Results of Operations, page 61

48. Please substantially revise the discussion of your results of operations to detail the variances in revenues and operating expenses for each segment for each period presented. Your revenue discussion should include detail as to the composition of the increase in revenue, including the amount attributed to increased volume, price increases/decreases, generic volume and branded volume. Your expense discussion should describe and quantify the composition of changes in each line item. In addition, provide a discussion of any known trends or uncertainties that could cause potential variability of your earnings and cash flow.

49. In connection with the discussion of your distribution segment and in order to provide an investor with a better understanding of this segment, please provide your customer mix for each period presented (i.e. hospitals, retail drug stores, other pharmaceutical wholesalers, clinics, medical centers, individuals, etc.).

50. In connection with your discussion of your retail segment and in order to provide an investor with a better understanding of this segment, please revise to provide comparative sales data metrics for each period presented such as same store sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (i.e., same store sales include stores open x years) and ensure to include the total number of retail locations at each period end.

Liquidity and Capital Resources, page 64

51.   Please revise to provide a more detailed discussion of your cash flows with a focus on the relationship between various business actions and results and how they impacted your cash flows.

52.   We note in your analysis of the changes in cash flow from operations from 2007 to 2008, repayment by your hospital clients increased from 47 days to 69 days. Please revise to update you analysis of the repayment timing of your hospital clients for the current period and discuss the reasons why such a trend has been experienced.

53.   In connection with the comment above and in order to provide an investor with a better understanding of your accounts receivable, please revise to disclose the day's sales outstanding for each period presented for each segment. Disclose the reasons for significant changes from the prior period.

54.   Please revise to discuss the capital requirements necessary to open 30 new retail stores as disclosed on page 49.

55.   Please revise to include tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

56.   Please revise to briefly address your current sources of liquidity and borrowings. We note approximately $9.3 million in short term secured bank loans.

57.   Please advise why the company did not have disclosure responsive to Item 305 of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 66

58.   Please advise us what consideration you gave to Release No. 33-9089 in drafting your disclosure. For example, we note that your discussion under Involvement in Certain Legal Proceedings only covers five years. We further note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. Please advise or revise.

59.   Please revise the discussion under Conflicts of Interest to address the fact that you have only two board members, both of whom work together, who will be responsible for approving interested transactions in compliance with your policies. Also, discuss the control of the company held by Ms. Zhang.

60.   Please provide the disclosure contemplated by Item 407(e)(4) of Regulation S-K.

Executive Compensation, page 67

61.   We note your statement that your compensation is established and reviewed based on various factors. Please clarify who sets and reviews compensation for the named executive officers.

62.   Please provide a detailed Compensation Discussion and Analysis, as required by Item 402(b) of Regulation S-K. To the extent that the compensation policies have been revised due to the company becoming a public reporting company, provide clear disclosure. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.

63.   We note the page 68 discussion of discretionary bonuses. It was unclear what the total payment amounts would be under these provisions and who would be responsible for determining whether the financial performance was sufficient to justify payment. Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 70

64.   Please revise to indicate whether there are any agreements which prohibit Ms. Zhang from disposing of her shares and/or limiting her voting discretion.

Certain Relationships and Related Transactions, page 71

65.   Please revise the disclosure throughout this section to clarify the nature of the relationships between parties at the relevant time period, to disclose the material terms of the agreements and provide the information requested by Item 404 of Regulation S-K. Explain, for example, who Property Management is, and what its relationship is to you and disclose the interest rates on the borrowings.

66.   Revise to address the material terms of the December 30, 2009 Earn-in Agreement.

67.   We note that you present a table showing sales of goods to related parties. Please revise to further describe the nature of these relationships and the material terms of the transactions, for each entity. Indicate whether these arrangements are on-going and file any related agreements. Finally, revise to present information in US dollars.

68.   Your financial statements for the period ended September 30, 2009 indicate that there is $4.3 million due from related parties. In addition, we note the amounts due to directors. It was unclear how this was presented in this section. Please advise.

Financial Statements
General

69.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

70.   Since you have consummated a recapitalization as of December 30, 2009, the historical financial statements of China Baicaotong Medicine, Inc. (formerly Ingenious Paragon Global Limited) should be retroactively restated to give effect to the merger. Further, the audit report must appropriately refer to China Baicaotong Medicine, Inc.'s historical financial statements on a post-recapitalization basis and be re-dated as well. Please revise your registration statement to comply.

Notes to Financial Statements
Note 1 – Corporate Information, F-8

71.   Please reconcile the names of your corporate entities mentioned in your financial statements with those presented on page 3 and the rest of your registration statement. For example, Guangxi Lizhou Baicaotang Medicine Limited, Guangxi Hefeng Pharmaceutical Co Limited and Liuzhou Baicaotong Property Management Company Limited are not consistently named in your registration statement.

(b) Reorganization (i), page F-9

72.   We note that on April 1, 2008, Liuzhou BCT sold a 51% interest in BCT Retail to Property Management for RMB153,000. Simultaneously, Liuzhou BCT loaned Property Management RMB153,000 and Property Management pledged the 51% interest in BCT Retail back to Liuzhou BCT. Please tell us if there were any common stockholders, including percentage ownership interest, in Liuzhou BCT and Property Management before this transaction. Tell us how you accounted for each transaction, using references to the authoritative literature and sections in the underlying agreements (e.g. Exhibit 10.23) to support your conclusions.

73.   In connection with the comment above, tell us how you accounted for the call right provided to Property Management for a 51% share of BCT retail as described in Exhibit 10.9. In your response, ensure your provide specific references to authoritative accounting literature that supports your position.

(b) Reorganization (ii), page F-9

74.   We note that on June 30, 2008, Ingenious acquired 100% of the equity in Forever
       Well for cash consideration of HK$10,000.   We also note your disclosure on Q-7
       stating that at the time of this acquisition, Ms. Zhang owned 100% of the
       outstanding shares of Ingenious and Yue Ping Ki owned 100% of the outstanding
       shares of Forever Well. Tell us how you accounted for this transaction and revise
       your disclosure to include your basis of accounting for this transaction (e.g.
       combination of entities under common control, purchase accounting, etc.), using
       specific references to the authoritative that support your conclusion.

(b) Reorganization (iii), page F-9

75.   On pages 4 and 55 we note that in August 2008, Forever Well, owned by Ms.
       Zhang, acquired 100% of the outstanding share of Liuzhou BCT, owned by
       former and current employees and directors of Liuzhou BCT, for RMB10,000,000
       (approximately $1.47 million). Based on your disclosure herein, it appears that
       you accounted for this transaction as one between entities under common control.
       Based on the ownership disclosed, tell us how this accounting treatment is
       consistent with FASB ASC 805-50-15-6. Please ensure your analysis provides
       appropriate references to the authoritative literature supporting your position and
       revise to provide the appropriate disclosures required by FASB ASC 805.

76.   Considering the above comment, please tell us how the purchase price of RMB
       10,000,000 was determined and how that relates to the fair value of Liuzhou BCT
       at the time.

77.   Tell us how you accounted for the original earn-in agreement as well as each
       amendment thereto, including specific references to authoritative accounting
       literature supporting your position. In your response, ensure to (i) clarify the
       business purpose for this agreement, (ii) describe the agreement's relationship to
       your acquisition of Liuzhou BCT and (ii) clarify if continued employment is
       necessary by the call right holders to exercise their rights.

Note 3 – Acquisition, page F-10

78.   Please revise to provide disclosure required by FASB ASC 805-30-50-1(d) related
       to your acquisition of Hengfeng.

79.   Please revise to remove pro forma information for the year ended 2006 as it
       relates to your acquisition of Hengfeng. Disclosure of this information does not
       appear to be consistent with FASB ASC 805-10-50-2(h)(3).

Note 4 - Summary of Significant Accounting Policies
General

80.   Please revise to disclose your accounting policy related to shipping and handling costs pursuant to FASB ASC 605-45-50-2.   If the costs of your distribution network (i.e. purchasing, receiving, warehousing costs, etc.) are not included within cost of sales on your income statement, please revise to quantify the amount of these costs for each period presented.

81.   Please revise to disclose your accounting policies for vendor allowances in your retail segment, if any. Refer to FASB ASC 605-50 for guidance.

82.   Please revise to disclosure your accounting policy for store opening costs for your retail segment.

83.   Please revise to disclose your accounting policy related to value-added tax assessed on the gross sales price of many of your products. Refer to FASB ASC 605-45-50-4 for guidance.

Allowance for Doubtful Accounts, F-12

84.   We note your statement that you provide for a general reserve for receivables greater than 6 months of age. In order to provide an investor with a better understanding of the composition of your receivables, please revise Note 10 to disclose the mix of your receivables (e.g. retail pharmacy customers of Liuzhou BCT, individual customers of BCT Retail, distributor customers of Hengfeng). In this connection, please revise your accounting policy here to clarify how the mix of receivables impacts your determination of your allowance for doubtful accounts.

Revenue Recognition, page F-13

85.   We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers) specifically applies to each of your revenue streams (e.g. manufacturing, wholesale and retail). In addition, disclose any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Retirements benefit costs, page F-15

86.   We note that you have adopted a retirement scheme to provide for eligible staff
        hired before April 23, 2002. Please revise to provide the disclosures required by
        FASB ASC 715-20-50 regarding this retirement plan, or tell us why such
        disclosures are not required.

Part II

Item 15

87.   Please provide the disclosure required by Item 701 of Regulation S-K. This
        would include shares issued by Purden Lake Resource Corp. This would also
        include all transactions involved in the reorganization (see the August 2008
        transaction discussed on page 56) and any other transactions involving China
        Baicaotang and its subsidiaries.

88.   Please disclose the number of shareholders involved in each transaction. In
        addition, discuss the sophistication and access to information of these investors in
        the December 30, 2009 exchange agreement.

Signatures

89.   Please have your officers and directors sign your filing in their personal
        capacities. Currently it appears that you have only provided a power of attorney.

Exhibits

90.   Please file validly executed agreements for exhibits 10.2, 10.3, 10.5, 10.6, 10.7,
        10.8, 10.10, 9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18,
        10.19, 10.20, 10.21, 10.22, and 10.23. In addition, please file the actual
        agreements for exhibits 10.12, 10.13, 10.18 and 10.19 rather than the form of the
        agreements.

Exhibit 2.1

91.   We note that you have omitted the disclosure schedules to this exhibit. Please re-
        file the exhibit to include a list briefly identifying the contents of all omitted
        schedules, and include an agreement to furnish supplementally a copy of any
        omitted schedule to the Commission upon request. See Item 601(b)(2) of
        Regulation S-K. In addition, please confirm supplementally that all material
        schedules have been filed. In particular, we note schedule 1.11, material
        contracts, and schedule 1.13, intellectual property.

92.   Please revise your prospectus to more fully describe the relationship between the share exchange agreement and the private placement. Clarify who was responsible for raising the minimum offering amount on a reasonable efforts, all or non basis and how they were compensated.

Exhibit 10.1

93.   We note clause 4.6 with respect to the "Make Good Agreement." The clause indicates that the shares are to be delivered "to all Investors on a pro rata basis." It was unclear how this works and specifically whether the right to a make good payment would attach solely to the investors in the private placement or would attach to the holder of the security issued in the private placement. Given that this registration statement includes the resale of the shares issued in this private placement, provide clear disclosure.

94.   Please revise the disclosure throughout your prospectus to address material terms of the anti-dilution features associated with clause 8.1 and explain its impact.

Exhibit 10.2

95.   Please revise to discuss this agreement in all appropriate sections of the prospectus, including under Selling Shareholders. Also, please advise us who maintained the escrow associated with this agreement and confirm whether the funds have been delivered to the company.

Exhibit 10.4

96.   We were unable to reconcile the terms related to the Call Right in article 1.1 to your disclosure, including on page 56 of your S-1. For example, article 1.1(a) suggests that 2009 is the measurement period for the first 50% while your disclosure suggests 2010 is. It appears that this term may have been modified in the December 2009 amendment. With a view to disclosure please advise. In addition, please clarify the reasoning behind amending this term and specify whether any amount would have been payable under the pre-amended terms. Clarify whether this agreement may be amended in the future.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Hui Tian Tang
Chief Executive Officer
China Baicaotang Medicine Ltd.
March 29, 2010
p. 18

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

              Sincerely,

              John Reynolds
              Assistant Director

cc.   Mitchell Nussbaum
       (212) 504-3013